SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2014

WALGREEN CO.

(Exact name of registrant as specified in its charter)

Illinois	1-604	36-1924025
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

108 Wilmot Road, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 315-2500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

As previously disclosed, since August 2, 2012, and pursuant to a Purchase and Option Agreement, dated June 18, 2012 and amended on August 5, 2014 (the “Purchase and Option Agreement”), Walgreen Co. (“Walgreens” or the “Company”) has owned a 45% equity interest in Alliance Boots GmbH (“Alliance Boots”), a leading international pharmacy-led health and beauty group. Walgreens accounts for its 45% investment in Alliance Boots using the equity method of accounting on a three-month lag basis. As part of the initial 45% investment in Alliance Boots, the Purchase and Option Agreement also provided Walgreens the right, but not the obligation, to elect to acquire the remaining 55% interest in Alliance Boots (the “Step 2 Acquisition”), at any time during the period beginning February 2, 2015 and ending on August 2, 2015, in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain specified adjustments set forth in the Purchase and Option Agreement (the “call option”). On August 5, 2014, the Purchase and Option Agreement was amended to permit the exercise of the call option beginning on that date, and Walgreens, through an indirectly wholly-owned subsidiary to which it previously assigned its rights to the call option, exercised the call option on August 5, 2014. On October 17, 2014, Walgreens entered into an Agreement and Plan of Merger (the “Reorganization Merger Agreement”) by and among Walgreens, Ontario Merger Sub, Inc., an Illinois corporation and indirect wholly owned subsidiary of Walgreens (“Merger Sub”), and Walgreens Boots Alliance, Inc., a Delaware corporation and direct wholly owned subsidiary of Walgreens (“Walgreens Boots Alliance”). The Reorganization Merger Agreement provides that Merger Sub will merge with and into Walgreens (the “Reorg Merger”), with Walgreens surviving the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance. At the effective time of the Reorg Merger, issued and outstanding shares of Walgreens common stock will be converted automatically into the right to receive shares of Walgreens Boots Alliance common stock, on a one-for-one basis. Walgreens shareholders will own the same number of shares of Walgreens Boots Alliance common stock as they own of Walgreens common stock immediately prior to the completion of the Reorg Merger, and, after taking into account the completion of the second step transaction, such shares will represent the same ownership percentage of Walgreens Boots Alliance as they would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorg Merger. The completion of the Reorg Merger is subject to the satisfaction or waiver of certain conditions set forth in the Reorganization Merger Agreement.

Certain unaudited pro forma consolidated financial information related to the Step 2 Acquisition is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference. This unaudited pro forma consolidated financial information includes adjustments to reconcile the historical financial statements of Alliance Boots prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and audited in accordance with auditing standards generally accepted in the United States, to generally accepted accounting principles in the United States and to convert British pounds sterling amounts into U.S. dollars.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit	Description

99.1	Unaudited Pro Forma Consolidated Financial Information

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “headwind,” “tailwind,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that could cause actual results to vary materially from those indicated, including, but not limited to: those relating to the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the arrangements and transactions contemplated thereby and their possible effects, the proposed holding company reorganization, the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects; risks associated with equity investments in AmerisourceBergen including market fluctuations and whether the warrants to invest in AmerisourceBergen will be exercised and the ramifications thereof; the occurrence of any event, change or other circumstance that could give rise to the termination, cross-termination or modification of any of the transaction documents; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks of inflation in the costs of goods, including generic drugs; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K, which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with the SEC a registration statement on Form S-4 and an amendment thereto that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WALGREEN CO.

Date: November 3, 2014	By:	/s/ Theodore J. Heidloff
	Title:	Divisional Vice President,
Accounting and Controller

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